UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-10702

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Terex Corporation
301 Merritt 7, 4th Floor
Norwalk, Connecticut 06851

TEREX CORPORATION AND AFFILIATES’
401(k) RETIREMENT SAVINGS PLAN

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Terex Corporation and Affiliates 401(k) Retirement Savings Plan
Norwalk, Connecticut

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Terex Corporation and Affiliates 401(k) Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2023.

New York City, New York

June 12, 2026

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2025	2024
ASSETS
Cash	$12,573	$17,080
Investments at fair value (see Notes 3 & 4)	743,353,438	671,373,965
Receivables:
Notes receivable from participants	14,349,350	12,967,987
Participant contributions	—	903,430
Employer contributions	—	2,131,134
Total receivables	14,349,350	16,002,551

NET ASSETS AVAILABLE FOR BENEFITS	$757,715,361	$687,393,596

The accompanying notes are an integral part of these financial statements.

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2025
ADDITIONS:
Net appreciation in fair value of investments	$95,865,965
Interest and dividends from investments	2,931,737
Interest from participants’ notes receivable	1,148,633
Participant contributions	32,473,102
Employer contributions	20,065,302
Rollover contributions	12,272,472
Total additions	164,757,211

DEDUCTIONS:
Benefits paid to participants	(93,625,073)
Administrative fees, net	(810,373)
Total deductions	(94,435,446)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	70,321,765

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	687,393,596

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$757,715,361

The accompanying notes are an integral part of these financial statements.

TEREX CORPORATION AND AFFILIATES’ 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

The following description of the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Employees covered by the Plan (“Participants" or "Participant”) should refer to the Plan document for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan that covers certain salaried and hourly employees of Terex Corporation and its subsidiaries (the “Company”) meeting minimum eligibility requirements (“Eligible Employees”). The investments of the Plan are held in a trust account by Fidelity Management Trust Company (“Fidelity”), the trustee of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company’s Board of Directors authorized a committee to administer the benefit structure of the Plan (“Administrative Committee”). The Administrative Committee consists of at least five members and is considered the plan administrator for purposes of ERISA.

Participant Eligibility – Eligible Employees may begin participation on the first day of the month following their hiring. On October 8, 2024, the Company completed its acquisition of Environmental Solutions Group ("ESG") from Dover Corporation. In connection with the acquisition, the Plan was amended to include ESG’s subsidiaries - Marathon Equipment Company (Delaware), So. Cal. Soft-Pak, Incorporated, and The Heil Co. - as new participating employers. An Eligible Employee who was employed by Marathon Equipment Company (Delaware), The Heil Co., or So. Cal. Soft-Pak, Incorporated as of October 7, 2024, is defined as an “ESG Participant.” Additionally, per the terms of this amendment, no ESG Participant was permitted to enter the Plan or otherwise become a Participant for elective contribution, matching contribution or voluntary contribution purposes until December 23, 2024.

Effective February 1, 2026 the Plan was amended to reflect that an Eligible Employee does not include any Employee: (a) who is included in a collective bargaining unit, unless the participating employer's collective bargaining agreement with that unit specifically provides that such unit's members shall be covered by the Plan, (b) who is a leased employee (as defined in Code Section 414(n)(2)), or (c) who was employed by REV Group, Inc. or any of its subsidiaries as of the day immediately prior to February 2, 2026, the date on which REV Group, Inc. merged with the Company or any of its subsidiaries.

Contributions – Participants may contribute a maximum of 80% of their compensation to the Plan in any combination of pre-tax, Roth or post-tax contributions. The maximum pre-tax and Roth contributions permitted under Internal Revenue Service (“IRS”) regulations in 2025 was $23,500. Participants age 50 and older can elect to make additional pre-tax and Roth contributions (“catch-up contributions”) up to the limits prescribed by IRS regulations. These additional catch-up contributions are not eligible for matching Company contributions. The maximum catch-up contributions permitted by IRS regulations for employees that have attained age 50 in 2025 was $7,500, however for employees that were 60, 61, 62 or 63 during 2025, their maximum catch-up contribution was $11,250 (instead of $7,500).

The Company made a profit-sharing contribution to each ESG Participant’s profit-sharing contribution account during 2025 in the amount of 5% of such Participant’s compensation earned from October 8, 2024 through December 31, 2024. Such profit sharing contribution was made regardless of whether the ESG Participant was a Participant or an active Eligible Employee of the Company or a participating employer as of December 31, 2024. Such amounts were fully vested and nonforfeitable and included as employer contributions receivable on the Statement of Net Assets Available for Benefits for the year ended December 31, 2024.

The Company provides safe harbor matching contributions of 100% of Participant contributions to the Plan up to a maximum of 5% of their compensation.
The Company may make, at its sole discretion, supplementary contributions. There were no supplementary contributions made for the year ended December 31, 2025.

Contributions (excluding catch-up contributions) are limited in that the sum of: a) total Company contributions; b) total Participant pre-tax contributions; c) total Participant Roth contributions and d) total Participant post-tax contributions, cannot exceed the lesser of: i) $70,000 or ii) 100% of the Participant’s total compensation for the year. Participants are able to direct both Participant and Company contributions and redistribute accumulated contributions and earnings between investment alternatives.

For any plan year in which a Participant makes both pre-tax and Roth elective contributions, distribution of excess deferrals shall be made from the pre-tax elective contributions before the Roth elective contributions unless the Participant specifies otherwise.

All employees under the Plan are subject to automatic enrollment for Participant pre-tax contributions equal to 2% of their compensation if they do not elect to designate a portion of their compensation as an elective contribution (including zero percent) within their first 35 days of participation. Participants may elect to opt out of automatic enrollment. The Plan provides for automatic elective contribution notices.

Vesting – Participants are fully vested immediately in their voluntary contributions and all Company safe harbor matching contributions, plus any actual earnings thereon.

Forfeitures – Nonvested (prior to safe harbor matching provisions) Company contributions of Participants who have separated from the Company become forfeitures and are held in a separate account and may be used to reduce future Company contributions or to pay the Plan’s administrative fees. However, Participants who return to service within five years from their separation date will be entitled to continue vesting in the Company contributions which were previously forfeited. At December 31, 2025 and 2024, respectively, forfeited nonvested accounts totaled $81,580 and $233,057. These accounts will be used to offset future Company contributions or pay the Plan’s administrative fees. During the year ended December 31, 2025, there were no fees deducted from the forfeiture account to offset/adjust Company contributions or for payment of the Plan’s expenses.

Participant Accounts – Each Participant’s account is credited with the Participant's contributions and Company matching contributions, as well as an allocation of earnings (losses) from the respective investment funds. A Participant’s contributions and related Company matching contributions are used to purchase shares in the various investment alternatives. The value of and the earnings credited to a Participant’s account are based on the proportionate number of shares owned by the Participant and the fair value of the investment on the valuation date. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations may also be based on specific participant transactions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of Benefits – Upon retirement, disability or death, the entire balance of the Participant’s account becomes payable to the Participant or designated beneficiary(ies). Upon any other termination of employment, the Participant receives the entire balance of his/her account; however, if the balance of the Participant’s account is greater than $7,000 the Participant can elect to keep the investments in the Plan. Withdrawals are also permitted for financial hardship, Roth conversions, rollover and after-tax contributions, as defined in the Plan document, or upon attainment of age 59-1/2.

In the event the Participant does not direct the distribution, the Administrative Committee is allowed to designate an individual retirement plan for a mandatory distribution greater than $1,000. For amounts less than $1,000, a distribution is made to the Participant.

Notes Receivable from Participants – Participants may obtain loans between $1,000 and an amount up to the lesser of $50,000 or 50% of the vested portion of their account balance, subject to the discretion of the plan administrator and certain other restrictions. Terms of all loans are established by the Administrative Committee. As of December 31, 2025, interest rates on Participant loans ranged from 4.25% to 9.50%.

Participant-directed Investments – All assets of the Plan are Participant-directed investments. Participants have the option of directing their account balance to one or more different investment options. The investment options include a mutual fund, various common collective trust options (the "Common Collective Trusts" or "Trusts"), Terex Corporation common stock (limited to no more than 25% of Participant’s investment allocation) or a self-directed brokerage account. If a Participant does not elect an investment option in which to invest their deferrals, the Plan will invest their contributions in a qualified default investment alternative.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting.

Administrative Fees – The Plan charges each participant a quarterly fee to pay expenses of the Plan. Expenses include recordkeeping, trustee, audit and other fees which are paid once they have been approved by the Administrative Committee. In addition, administrative expenses paid directly from participant accounts include monthly fees for participants that utilize professional management services and processing fees for participant loans. The trust agreement between the Plan and Fidelity includes a Revenue Credit Program. Under this program, in situations where Fidelity earns record keeping fees in excess of the agreed-upon compensation, Fidelity is required to remit those excess fees (“Revenue Credits”) to the Plan to be used to pay ERISA qualified expenses (See Note 6). Fidelity funds the Revenue Credits quarterly.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ significantly from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments in mutual funds, self-directed brokerage accounts, Terex Corporation common stock and the Trusts are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of the Trusts are recorded at net asset value ("NAV"). The Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee (see Note 3). Shares of mutual funds are valued at the NAV of shares held by the Plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Net appreciation/(depreciation) in the aggregate fair value of investments is comprised of all realized and unrealized gains and losses during the year. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants – Notes receivable from Participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Delinquent Participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions Receivable - Participant contributions and any related employer matching contributions are recognized in the period during which the Company makes the respective payroll deduction from the participant's compensation. Profit sharing contributions are recorded in the relevant period in accordance with the terms in the Plan document.

3. FAIR VALUE MEASUREMENT

The Plan performs fair value measurements in accordance with Financial Accounting Standards Board issued Accounting Standards Codification ASC 820, “Fair Value Measurement and Disclosure” (“ASC 820”), which defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Determining which category an asset or liability falls within this hierarchy requires judgment. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 – Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Plan’s valuation methodology used to measure the fair value of common stock is the closing price reported on the active market on which the individual securities are traded. The Plan’s valuation methodology used to measure the fair value of mutual funds is the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. The Trusts are valued at NAV and are not included in the fair value hierarchy. The fair value amounts of the Trusts presented in the tables below are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2025:

	12/31/2025	Level 1
Investments measured in the fair value hierarchy:
Mutual Funds	$1,282,005	$1,282,005
Self-directed - Fidelity Brokerage Link(1)	19,246,501	19,246,501
Terex Corporation Common Stock	31,774,743	31,774,743
Total investments measured in the fair value hierarchy	52,303,249	$52,303,249

Investments measured at NAV:
Common Collective Trusts	691,050,189
Total investments at fair value	$743,353,438
(1) Fidelity Brokerage Link investments include mutual funds and common stock valued using the Plan's valuation methodology.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2024:

	12/31/2024	Level 1
Investments measured in the fair value hierarchy:
Mutual Funds	$168,384,777	$168,384,777
Self-directed - Fidelity Brokerage Link(1)	15,493,227	15,493,227
Terex Corporation Common Stock	29,512,479	29,512,479
Total investments measured in the fair value hierarchy	213,390,483	$213,390,483

Investments measured at NAV:
Common Collective Trusts	457,983,482
Total investments at fair value	$671,373,965
(1) Fidelity Brokerage Link investments include mutual funds and common stock valued using the Plan's valuation methodology.

4. INVESTMENTS MEASURED AT NAV

The Plan has an interest in the Trusts. The Trusts consist of the following: the Fidelity Freedom Index Retirement Commingled Pool Class T, a family of Fidelity Freedom Index Date Commingled Pools Class T, and various other funds. The funds are dedicated exclusively to the management of assets of defined contribution plans. The Trusts are valued using NAV provided by the trustees in order to estimate fair value. The NAV is based on the fair value of the underlying investments held by the funds less liabilities. Were the Plan to initiate a full redemption of the Trusts, the trustees reserve the right to temporarily delay withdrawal from the Trusts in order to ensure that securities' liquidations will be carried out in an orderly business manner. The Trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods.

5. RISKS AND UNCERTAINTIES

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

For details on risks facing the Company, see Item 1A in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025.

6. PARTY-IN-INTEREST

Certain Plan investments are shares of mutual funds and Trusts managed by Fidelity. In addition to serving as trustee, Fidelity also serves as custodian and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Fidelity for the investment management services, loan administration and other record keeping services were $549,158 for the year ended December 31, 2025. Fees paid for legal, auditing and consulting services were $361,457 for the year ended December 31, 2025. During 2025, the Plan recorded $100,242 in Revenue Credits (see Note 2), which resulted in the Plan showing net administrative fees for the year of $810,373. In addition, transactions in the Company's common stock and notes receivable from Participants qualify as party-in-interest transactions.

7. INCOME TAX STATUS

The Plan received a determination letter, dated June 26, 2012, in which the IRS stated that the Plan, as amended and restated on January 24, 2012, met the qualification requirements of Sections 401(c) and 401(k) of the Internal Revenue Code and that the Plan is exempt from Federal income taxation. The Plan has been amended subsequent to receiving the determination letter. The plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain tax positions taken or expected to be taken that would require the recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8. TERMINATION OF THE PLAN

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that such discontinuance results in the complete or partial termination of the Plan, Participants would become 100% vested in their accounts.

TEREX CORPORATION AND AFFILIATES'                     EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN                         Plan #004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Investments:
	Mutual Funds:
*	Fidelity Institutional Money Market Government Portfolio	Mutual Fund	(1)	$1,282,005

	Self-directed:
*	Fidelity Brokerage Link	Various	(1)	19,246,501

	Common Stock:
*	Terex Corporation	Common Stock	(1)	31,774,743

	Common Collective Trust:
*	Fidelity Freedom Index Retirement Commingled Pool Class T	Common Collective Trust	(1)	3,874,294
*	Fidelity Freedom Index 2010 Commingled Pool Class T	Common Collective Trust	(1)	2,512,036
*	Fidelity Freedom Index 2015 Commingled Pool Class T	Common Collective Trust	(1)	2,302,453
*	Fidelity Freedom Index 2020 Commingled Pool Class T	Common Collective Trust	(1)	16,254,830
*	Fidelity Freedom Index 2025 Commingled Pool Class T	Common Collective Trust	(1)	18,617,461
*	Fidelity Freedom Index 2030 Commingled Pool Class T	Common Collective Trust	(1)	65,812,151
*	Fidelity Freedom Index 2035 Commingled Pool Class T	Common Collective Trust	(1)	41,770,232
*	Fidelity Freedom Index 2040 Commingled Pool Class T	Common Collective Trust	(1)	58,529,817
*	Fidelity Freedom Index 2045 Commingled Pool Class T	Common Collective Trust	(1)	25,551,074
*	Fidelity Freedom Index 2050 Commingled Pool Class T	Common Collective Trust	(1)	49,012,543
*	Fidelity Freedom Index 2055 Commingled Pool Class T	Common Collective Trust	(1)	25,980,798
*	Fidelity Freedom Index 2060 Commingled Pool Class T	Common Collective Trust	(1)	14,190,017
*	Fidelity Freedom Index 2065 Commingled Pool Class T	Common Collective Trust	(1)	8,237,592

(Continued on following page)

TEREX CORPORATION AND AFFILIATES'			EIN #34-1531521
401(k) RETIREMENT SAVINGS PLAN			Plan #004
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2025 (continued)

	Prudential Core Plus Bond Fund Class 5	Common Collective Trust	(1)	18,549,353
	Invesco Stable Value Trust - Class B1	Common Collective Trust	(1)	37,706,809
	William Blair Small-Mid Cap Core Collective Investment Fund Class MD	Common Collective Trust	(1)	27,680,790
	T. Rowe Price Structured Research Common Trust Fund Class F	Common Collective Trust	(1)	147,725,444
	WTC-CIF II International Opportunities (Series 5) Portfolio	Common Collective Trust	(1)	25,263,483
	State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class X	Common Collective Trust	(1)	10,119,228
	State Street Real Asset Non-Lending Series Fund Class K	Common Collective Trust	(1)	610,311
	State Street Russell Small/Mid Cap® Index Securities Lending Series Fund Class II	Common Collective Trust	(1)	10,539,713
	State Street S&P 500® Index Securities Lending Series Fund Class X	Common Collective Trust	(1)	74,729,030
	State Street U.S. Bond Index Securities Lending Series Fund Class X	Common Collective Trust	(1)	5,480,730
		Subtotal Common Collective Trust		691,050,189

		Subtotal Investments		743,353,438
	Loans:
*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.50%	—	14,349,350
		Total		$757,702,788

* Denotes a party-in-interest to the Plan.

(1) Cost information is not required for Participant-directed funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Terex Corporation and Affiliates’ 401(k) Retirement Savings Plan Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Terex Corporation and Affiliates’
401(k) Retirement Savings Plan

Date:	June 12, 2026	/s/ Michelle Tomlin
By: Michelle Tomlin
Director, Team Member Benefits
Terex Corporation